Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For December 16, 2005

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

NEWS RELEASE

Trading update

Gallaher Group Plc confirms that overall current trading is in line with expectations, and that the Group continues to deliver organic growth in a challenging environment. The following statement is being issued ahead of the close period leading up to the announcement in March 2006 of the Group’s preliminary results for the year ended 31 December 2005.

Gallaher’s total cigarette volumes increased 3.3% to 143.8bn in the first 10 months of 2005. This growth was driven by market share gains across the CIS and central and eastern Europe, which have more than offset declines in western Europe.

Gallaher’s strategic cigarette brands – Benson & Hedges, Silk Cut, Sobranie, Sovereign, Memphis, Mayfair, LD and Ronson – collectively grew their volume sales by12.6% in the period.

–	United Kingdom

Gallaher estimates that the duty-paid cigarette market declined by around 4% during the first 10 months of 2005 and that downtrading from higher-priced brands into the value sector continued at an expected rate.

Gallaher’s UK market share was stable at 38.6%, and the Group increased its share of the value cigarette sector to a record high of 36.1% in the period. Mayfair’s market share grew to 13.2% and Benson & Hedges Silver increased its share to 2.0% over the period. The Group’s share of the premium cigarette sector was broadly stable at 45.2% when compared to the first half of 2005.

The Group estimates that the UK cigar market declined by around 7% driven by the ongoing reduction in the size of the medium-cigar sector. Gallaher maintained its overall lead of the total market, with a share of 46.2%.

–	Europe

Trading conditions in Europe have remained challenging during the second half of 2005. Consequently, Gallaher’s European cigarette volume sales declined 5.6% to 35.2bn in the first 10 months of 2005.

The duty-paid Austrian cigarette market declined by some 12% as a result of the timing of price increases and heightened cross-border trade. The Group maintained its lead of the total cigarette market with a reduction in share to 43.2%, which was anticipated following price increases on certain brands.

In Germany, the total duty-paid cigarette market, excluding singles, declined by 14.3%. Following the ruling by the European Court of Justice in November this year, the German government has announced that all singles products will be taxed as factory-made cigarettes commencing 1 April 2006. Gallaher does not expect this to have a material negative impact on Group profitability.

In the Republic of Ireland, the total cigarette market increased by 1.3%, partly assisted by the phasing of trade sales ahead of price increases. The Group maintained its lead of the cigarette market with its share of 49.1%, driven by a strong performance from Benson & Hedges.

Tourist volumes did not recover over the summer, and remain significantly lower than the prior year. For instance, in Benelux, UK tourist sales were down by 36% in the period.

In Spain, the duty-paid cigarette market remained broadly stable. However, during 2005 there has been an acceleration in consumers downtrading to lower-priced cigarettes. Austin and Benson & Hedges American Blend drove an increase in the Group’s market share to 2.3%.

Gallaher continues to advance its positions in central and eastern Europe. The Group grew its EU accession and Balkan market volumes by 32% to 7.4bn.

Ongoing market declines in Austria and Germany continued to impact Gallaher’s distribution businesses, however the impact to profitability has been alleviated by an ongoing focus on cost control and pricing.

Full year performance for the Europe division remains in line with previous expectations, as improvements in the distribution division’s prospects should offset the ongoing challenging conditions impacting the European tobacco operations.

–	Commonwealth of Independent States

Gallaher continues to deliver profitable volume growth in its key CIS markets of Russia, Kazakhstan and Ukraine.

The Group’s Russian market share was 16.9%, reflecting good performances across the intermediate- and higher-priced sectors. LD further advanced its leading position of the value sector and the Group’s share of the higher-priced sector grew to 4.2%.

In Kazakhstan, Sovereign maintained its leading position with a market share of 17.3%, followed by LD in second place with a market share of 10.4%. Higher-priced Sobranie increased its share of the market to 3.1%, contributing to the Group’s overall market share improvement to 37.0% over the period.

Gallaher’s share of the total cigarette market in the Ukraine was 16.0%, reflecting good performances from the Group’s base filter brands – Level, Ducat and St George – and LD in the value sector. The Group’s share of the higher-price sector remained flat at 1.6% with a notable performance from Sobranie Slims.

–	Rest of World
In the Rest of World division, Gallaher defended its mature market position while strengthening its presence in northern Europe and the Baltics in particular.

In Sweden, the duty-paid cigarette market declined by 2.5%. A nationwide public places smoking ban was introduced on 1 June 2005, but it is too early to judge its effect on the market. Gallaher defended its leading position with a moderate decline in market share to 39.2% in the nine months to September 2005. Level increased share, offsetting declines from Blend, with Right maintaining stable share.

Gallaher’s share of the Swedish snus market grew to 4.6% in October – according to official customs data – following the successful introduction of LD in August.

In Poland, Gallaher increased its share of the total market to 7.2%, driven by further advances by LD at higher prices and the successful introduction of Ronson.

In South Africa, the Group continues to establish a local infrastructure and is pleased with recent performance. Both LD and Sobranie are showing good potential with increased consumer purchases on a month-by-month basis.

In China, the Group launched LD into the trade in August and the brand is now on sale in retail shops. Gallaher now has three brands available for Chinese smokers – Sobranie, Memphis and LD.

Exceptional charges

The European operations and administration restructuring programmes, delivering annualised savings of at least £30mn by the end of 2007, are progressing in line with expectations.

In addition to these plans announced in 2003 and January 2005, the Group’s subsidiary, ATG, has reviewed its operations in recognition of new legislation being introduced in 2007. It is planned that the ATG vending machine park will be rationalised from c.140,000 machines to c.100,000.

Total exceptional charges relating to restructuring activities are expected to remain at around £95mn, with an exceptional profit on the sale of the Dublin factory site more than offsetting costs associated with the ATG plans.

16 December 2005

For further information, contact:

Claire Jenkins, director, investor relations	Tel: 01932 859 777

Anthony Cardew, Cardew Group	Tel: 020 7930 0777

Cautionary statement

This announcement includes ‘forward-looking statements’ within the meaning of the US securities laws. All statements other than statements of historical fact included in this announcement, including, without limitation, statements regarding Gallaher's future financial position, strategy, impact of market trends and price increases, dividend policy, exchange rates, anticipated investments, projected sales, costs and results (including growth prospects in particular regions), plans, projects to enhance efficiency, impact of governmental regulations or actions, impact of IFRS, litigation outcomes and timetables, the successful integration of acquisitions and joint ventures into our Group, objectives of management for future operations and effects of restructuring activities, may be deemed to be forward-looking statements. Although Gallaher believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors could cause actual results to differ materially from Gallaher's expectations including, without limitation, changes in general economic, political or commercial conditions, foreign exchange rate fluctuation, interest rate fluctuations (including those from any potential credit rating decline), competitive product and pricing pressures, the impact of excise tax increases, regulatory developments, the uncertainties of litigation, difficulties in integrating acquisitions and joint ventures, production or distribution disruptions, difficulty in managing growth, declining demand for tobacco products, increasing dependence on sales in the CIS and other emerging markets, changes in the supply of tobacco and non-payment of receivables by our distributors as well as other uncertainties detailed from time-to-time in Gallaher's public filings and announcements. The risks included here are not exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time-to-time and it is not possible for us to predict all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Jacky Stockman
	Name:	Jacky Stockman
Date: December 16, 2005	Title:	Programme Manager, Investor Relations